Exhibit 99.1

ATS Completes Acquisition Of Avidity Science

CAMBRIDGE, Ontario--(BUSINESS WIRE)--November 17, 2023--ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), today announced the successful completion of its acquisition of Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. ATS entered into a definitive agreement and announced its intention to acquire Avidity on September 22, 2023.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

SOURCE: ATS Corporation

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com